                                                       Filed by ChoicePoint Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                               Subject Company: DBT Online, Inc.
                                Registration Statement on Form S-4 (Registration
                                                                  No. 333-32438)


         On April 10, 2000, ChoicePoint Inc., a Georgia corporation ("ChoicePoint"), issued the following press release:

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY CHOICEPOINT INC. ON APRIL 10, 2000.

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACT:     Kelly McLoughlin              Bari Love
             ChoicePoint                   Fletcher Martin Ewing, PR
             (770) 752-4050                (404) 221-1188
             mw@fletchermartin.com         blove@fmeonline.com

                   CHOICEPOINT SETS SHAREHOLDER MEETING DATE
           -- Merger with DBT Online on track for mid-May closing --

ALPHARETTA, Ga. April 10, 2000 -- ChoicePoint Inc. (NYSE:CPS) announced today that it will hold its annual shareholders meeting on May 16, 2000 in Atlanta, and that the company's planned merger with DBT Online, Inc. (NYSE:DBT) is on schedule to close shortly thereafter.

     On February 14th of this year, ChoicePoint and DBT Online announced a definitive merger agreement pursuant to which ChoicePoint will acquire all of the outstanding capital stock of DBT with newly issued shares of ChoicePoint's common stock in a pooling-of-interest transaction that is expected to be tax-free to shareholders. The combined companies will serve the public record information needs of businesses, government agencies and consumers.

     "We are excited to be on track and even somewhat ahead of schedule in moving to close this deal," said Derek V. Smith, ChoicePoint chairman and CEO. ChoicePoint plans to file an amended S-4 with the Securities and Exchange Commission this week and promptly following the effective date of the S-4 to mail proxies to shareholders. ChoicePoint and DBT each filed notification and report forms under the Hart-Scott-Rodino Act with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice with respect to the merger. The waiting period for these filings has expired. A significant shareholder of DBT made a separate filing relating to the acquisition of ChoicePoint common stock by the shareholder in the merger. The waiting period for that filing has not expired. In addition to regulatory review, the deal is also subject shareholder approval.

     DBT shareholders will receive 0.525 shares of ChoicePoint stock for every share of DBT, and will own an estimated 26.4% of the combined entity. After the transaction is completed, the companies will operate under the name ChoicePoint and will be traded under the symbol CPS on the New York Stock Exchange with approximately 40.5 million shares outstanding and a combined market cap of approximately $1.6 billion.

     ChoicePoint is the leading provider of decision-making intelligence to businesses, individuals and government agencies. Through the identification, retrieval, storage, analysis and delivery of data, the company serves the information needs of the property and casualty insurance market, the life and health market, and the business and government markets, including Fortune 1000 corporations, asset-based lenders and professional service providers, and federal, state and local governments. ChoicePoint is committed to the responsible use of information and the protection of personal privacy as fundamental planks of the Company's business model.

     This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the intent, belief or current expectations of ChoicePoint and its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. ChoicePoint undertakes no obligation to release publicly any revisions to any forward-looking statement contained herein to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

     For more information about ChoicePoint visit, www.choicepoint.net.

                                   * * * * *

         In addition to ChoicePoint, the participants in this solicitation may include the directors of ChoicePoint: Ron D. Barbaro, James M. Denny, Tinsley H. Irvin, Ned C. Lautenbach, C.B. Rogers, Jr., Derek V. Smith, Charles I. Story and Alan J. Taetle and the following officers and employees of ChoicePoint: Douglas
C. Curling (Chief Operating Officer and Treasurer), Michael S. Wood (Chief Financial Officer) and Kelly McLoughlin (Director Investor Relations). As of the date of this communication, none of these directors and officers of ChoicePoint beneficially owned more than 1% of the common stock of ChoicePoint, except for Derek V. Smith, who beneficially owned [3.3%] of the common stock of ChoicePoint.

         ChoicePoint and DBT Online filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC") on March 14, 2000. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by ChoicePoint will be available free of charge from the Secretary of ChoicePoint at 1000 Alderman Drive, Alpharetta, Georgia 30005, Telephone 770-752-6000. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.